UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

Amendment No. 7

to

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.

Lawson Products, Inc.

441 Lakeside Terrace

Glencoe, IL 60022
Tel. No.: (847) 703-9800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 520776 10 5

1  NAME OF REPORTING PERSON

Ronald B. Port, M.D.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3  SEC USE ONLY

4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6  CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 47,736
8 SHARED VOTING POWER 819,678
9 SOLE DISPOSITIVE POWER 47,736
10 SHARED DISPOSITIVE POWER 819,678

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

867,414

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% based on 8,919,644 shares of Common Stock outstanding as of October 15, 2018.

14  TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D. (the “Reporting Person”). The Reporting Person has previously filed a Schedule 13D on June 20, 2012, which has been further amended (the “Schedule 13D”). The Amendment amends the Schedule 13D to include the information set forth below in the items indicated.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 8770 W. Bryn Mawr Avenue, Suite 900, Chicago, Illinois 60631.

Item 4. Purpose of Transaction

On December 17, 2018, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Headwater Lawson Investors, LLC, a Delaware limited liability company (“HWLI”) and the other sellers parties thereto (“Sellers”), pursuant to which HWLI has agreed to purchase 1,713,787 shares of Common Stock from the the Reporting Person and the other Sellers at a purchase price of $32.00 per share, payable in cash. The closing of the transactions contemplated by the Purchase Agreement is scheduled to occur on such date as is agreed upon by the Reporting Person, HWLI and the other Sellers, but in any event no earlier than January 2, 2019 and no later than February 1, 2019. The obligations of the parties to consummate the transactions contemplated by the Purchase Agreement is subject to the representations, warranties, covenants, agreements and conditions set forth in the Purchase Agreement, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Dr. Port has the power to vote a total of 867,414 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock of the Company. Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided by the Reporting Person in response to Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Purchase Agreement, dated December 17, 2018, by and among Ronald Port, Headwater Lawson Investors, LLC and the other sellers party thereto (incorporated herein by reference to Exhibit 2 to the Amendment No. 17 of the Schedule 13D filed with the Securities and Exchange Commission on December 18, 2018 by LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC, LKCM Investment Partnership, L.P., LKCM Micro-Cap Partnership, L.P., LKCM Core Discipline, L.P., LKCM Headwater Investments II, L.P., Headwater Lawson Investors, LLC, Luther King Capital Management Corporation, J. Luther King, Jr., and J. Bryan King).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.